Inergy Midstream, L.P.

Two Brush Creek Boulevard, Suite 200

Kansas City, Missouri 64112

(816) 842-8181

Via EDGAR and Federal Express

November 21, 2011

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Inergy Midstream, L LC

Amendment No. 2 to

Registration Statement on Form S-1

Filed November 3, 2011

File No. 333-176445

Ladies and Gentlemen:

On November 14, 2011, Inergy Midstream, LLC converted from a Delaware limited liability company to a Delaware limited partnership and changed its name to Inergy Midstream, L.P. Set forth below are the responses of Inergy Midstream, L.P. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 17, 2011, with respect to the Company’s Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 (as amended, the “Registration Statement”), File No. 333-176445, filed with the Commission on November 3, 2011. Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For your convenience, we will hand deliver three full copies of Amendment No. 3, as well as three copies of Amendment No. 3 that are marked to show all changes made since Amendment No. 2.

Each response set forth below is prefaced by the exact text of the Staff’s corresponding comment in bold text. Unless otherwise specified herein, all references to page numbers and captions correspond to Amendment No. 3.

Securities and Exchange Commission

November 21, 2011

Cash Distribution Policy and Restrictions on Distributions, page 47

Assumptions and Considerations, page 54

Service Related Costs, page 57

1. We note your revisions in response to comment 7 in our letter dated October 26, 2011. We note that your analysis of transportation related costs on page 79 indicates that these costs totaled $6.8 million in each of fiscal 2010 and 2009, and these costs are primarily comprised of fixed costs for leasing transportation capacity on a non-affiliated interconnecting pipe. We assume you are referring to the TGP interstate natural gas pipeline, on which you are reducing your contracted capacity from 490 MMcf/d to 90 MMcf/d. Please better explain why reducing your contracted capacity on this pipeline by 82% appears to reduce the related costs by only $2.4 million annually or 35%.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that a reduction in the volume of transportation capacity purchased from TGP does not result in a pro rata reduction in associated costs. The rates we paid historically for transportation capacity purchased under TGP’s tariff were significantly lower than the rates we expect to pay for TPG transportation capacity during the forecast period due a recent TGP rate case (with resulting higher rates applicable during the forecast period). Thus, an 82% reduction of our TPG transportation capacity does not result in an 82% reduction of estimated annual costs. We have revised our disclosure to better explain why reducing our contracted capacity does not result in a proportionate reduction in service related costs. Please see page 58.

Operating and Administrative Expenses, page 57

2. You disclose in the new risk factor on page 28 that the costs of defending the Anadarko litigation, even if resolved in your favor, could be substantial. However, it does not appear that the forecasted increase in operating and administrative expenses includes any costs associated with defending this litigation. If you have included estimated expenses associated with defending this litigation in your assumptions, please revise to clarify this. If you have not, please revise your estimates to reflect your expected expenses associated with defending this litigation or disclose to investors that you have not included any such expenses and explain why you are unable to do so.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we do not believe that the cost of defending the Anadarko litigation will be substantial. As a result, we have revised our disclosure to remove the statement to that effect on page 29. We also respectfully advise the Staff that we do not anticipate that the cost of defending the Anadarko litigation will be significantly higher than the cost of defending other legal proceedings arising in

Securities and Exchange Commission

November 21, 2011

the ordinary course of our business, and we continue to believe that Anadarko’s claims have no merit. Our estimate of operating and administrative expenses for the twelve months ending December 31, 2012 does not include an estimate of the cost of defending the Anadarko litigation because we cannot reasonably forecast the cost of defending litigation, including the Anadarko litigation. We have revised our disclosure to disclose that we have not included an estimate of the cost of defending the Anadarko litigation and to explain why we are unable to do so. Please see page 59.

Executive Compensation, page 124

3. We note your response to comment 11 in our letter dated October 26, 2011 and the related revisions in your filing and reissue this comment in part. Please clarify whether, and if so how, Mr. Moler’s significant role at Inergy Midstream has impacted his compensation for your most recently completed fiscal year and, if known, how you expect this will impact his future compensation.

Response:

For the reasons disclosed in Inergy, L.P.’s (“NRGY”) Form 10-K for the fiscal year ending September 30, 2011 (the “NRGY 10-K”), Mr. Moler’s significant role at the Company did not impact his compensation for our 2011 fiscal year. Fiscal 2011 compensation for our named executive officers consisted of base salary, cash incentive bonus awards and long-term incentive awards. With respect to base salary increases for fiscal 2011, the only such increases were given to named executive officers that entered into new employment agreements with NRGY. Mr. Moler was not one of those officers and, therefore, his fiscal 2011 base salary did not change in fiscal 2011. Accordingly, his role at the Company was not a factor in his fiscal 2011 base salary.

Under his employment agreement with NRGY, Mr. Moler is eligible to receive a cash incentive bonus award in an amount up to 100% of his base salary. For fiscal 2011, payouts of cash incentive bonus awards for all of our executive officers, including Mr. Moler, were subject to NRGY achieving a target of earnings before income taxes, plus net interest expense, depreciation and amortization expense, further adjusted to exclude the gain or loss on derivative contracts associated with retail propane fixed price sales contracts, the gain or loss on the disposal of assets, long-term incentive and equity compensation expenses and transaction costs (“Adjusted EBITDA”). NRGY’s Adjusted EBITDA result was based on the consolidated results of NRGY and its subsidiaries, including the Company. NRGY did not achieve its Adjusted EBITDA target and therefore no cash incentive bonus awards were paid. While Mr. Moler has a significant leadership role at the Company and was instrumental in guiding the performance and operations of that business during fiscal 2011, his role did not directly impact the fiscal 2011 cash incentive portion of his compensation.

Long-term incentive plan awards are the final major component of Mr. Moler’s compensation package. No such awards were granted to any named executive officer during

Securities and Exchange Commission

November 21, 2011

fiscal 2011, and Mr. Moler’s role at the Company was not a factor in determining whether or not to grant such awards.

As disclosed on page 124 of the Registration Statement, NRGY currently intends to continue to compensate all of its executive officers, including Mr. Moler, based on certain NRGY partnership performance metrics. However, NRGY will also continue to review comparable compensation of executives in similar positions with similar responsibility levels in the industries and in regions in which NRGY operates, and, from time to time, may adjust executive compensation levels accordingly. Based in part on such an assessment as well as NRGY’s growth from a primarily propane business with approximately $210 million of Adjusted EBITDA in fiscal 2007 to a diversified energy infrastructure and distribution company with approximately $372 million of Adjusted EBITDA in fiscal 2011, Mr. Moler’s base salary was increased from $200,000 to $250,000 effective January 1, 2012. Accordingly, we expect that Mr. Moler’s responsibilities at the Company will be a factor in future base salary decisions. We do not otherwise believe, however, that Mr. Moler’s role at the Company will significantly impact his future compensation.

Certain Relationships and Related Party Transactions, page 127

Agreements with Affiliates in Connection with the Transactions, page 128

Omnibus Agreement, page 129

4. We note your new disclosure at the top of page 130 regarding your indemnification of NRGY, its general partner and certain of its affiliates “from any losses, costs or damages incurred by [them] that are attributable to the ownership and operation of … Tres Palacios Gas Storage and US Salt following the closing of this offering….” This disclosure appears to be broader than the terms included in the omnibus agreement. Please describe in more detail the indemnification obligations of the parties related to Tres Palacios and US Salt following the closing of this offering.

Response:

We acknowledge the Staff’s comment and have revised our disclosure to describe in more detail our indemnification obligations under the omnibus agreement. Please see page 131. We also respectfully advise the Staff that we have filed a revised form of omnibus agreement that reflects the parties’ further negotiation of that agreement. Please see Exhibit 10.2.

Financial Statements, page F-1

Financial Statements for the Fiscal Year Ended September 30, 2010, page F-7

Note 9. Subsequent Events, page F-20

5. We note your response to comment 13 in our letter dated October 26, 2011. When you update your financial statements to the fiscal year ended September 30, 2011, please

Securities and Exchange Commission

November 21, 2011

clarify to your readers how you determined there were no acquired intangible assets or goodwill associated with this acquisition, similar to your response to our comment.

Response:

We acknowledge the Staff’s comment and have revised our disclosure accordingly. Please see page F-18.

[Signature Page Follows.]

Securities and Exchange Commission

November 21, 2011

Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 3 to Gillian A. Hobson at Vinson & Elkins L.L.P. at (713) 758-3747.

Very truly yours,

INERGY MIDSTREAM, L.P.

By:	NRGM GP, LLC
its general partner

By:	/s/ R. Brooks Sherman, Jr.
R. Brooks Sherman, Jr.
Executive Vice President and
Chief Financial Officer

Enclosures

cc:	Angie Kim, Securities and Exchange Commission

David P. Oelman, Vinson & Elkins L.L.P.

Gillian A. Hobson, Vinson & Elkins L.L.P.

Joshua Davidson, Baker Botts L.L.P.

Laura L. Tyson, Baker Botts L.L.P.